Exhibit 99.2

Questions & Answers on Voting Procedures for the
Combined General Meeting of (2021)

Nanobiotix S.A.

What does a Nanobiotix ADR represent?
Each ADR represents a certain number of American Depositary Shares (“ADSs”). Each ADS represents one (1) ordinary share (the “Shares”), nominal value €0.03 per share, of Nanobiotix S.A. (the “Company”).

When and where is the Combined General Meeting (the “Meeting”)?
The Meeting will take place on on April 28, 2021 at 5:00 P.M. (CET) at 60, rue de Wattignies 75012 Paris, France. Please note Meeting will be held in a closed session.

The information with respect to the Meeting and the ADS Voting Instructions contained herein and in any related materials may change after the date hereof as a result of a change in circumstances (e.g. an adjournment or can- cellation of the Meeting, a change in location and/or manner of holding the Meeting). The Company intends to announce any changes and updates only on its website https://www.nanobiotix.com/annual-general-meetings/. We encourage you to check the referenced Company website for any updates to the information with respect to the Meeting and the ADS Voting Instructions as it is not expected that any additional information will be dis- tributed to you via mail or email.

Who may vote at the Meeting?
If you are a holder of record of the Company’s ADSs on March 26, 2021 and at 6:01 P.M. (New York City time) on April 25, 2021, you may vote on the issues set forth in the posted Notice of Meeting from the Company. Please note that in order to vote you will need to deliver a completed and signed Voting Instructions Card, to Citibank, N.A. at the address noted on the enclosed envelope. See next Q & A for more detailed information on the voting process.

How does a Holder of ADSs vote?
A Holder of ADSs votes by either completing a Voting Instructions Card or by attending the Meeting in person.

If you wish to attend the Meeting in person:
If you wish to attend the Meeting in person, you must cancel your ADSs and become a direct and registered shareholder on the Company’s Register of Shareholders before April 26, 2021 (in France) (the “French Record Date”). You must also contact the Company to give notice of attendance. You can contact Citibank, N.A. - ADR Shareholder Services at 1-877-248-4237 to cancel your ADSs. In accordance with Article 4 of the Covid-19 Ordinance, the General Meeting shall be held without the shareholders and other persons entitled to attend being physically present. Shareholders are therefore invited to vote at the general meeting either by mail or by proxy.

If you wish to vote your ADSs by proxy:
As an ADS Holder you can vote by completing the enclosed Voting Instructions Card, signing it and returning it to the Depositary in the envelope provided herewith by 10:00 A.M. (New York City time) on April 22, 2021. If you hold your ADSs through a custodian, broker or other agent, you may receive additional instructions from such agent.

Registered Holders:
If you are not holding ADSs through a broker, custodian or other agent, you must complete, sign and return your Voting Instructions Card to the Depositary by 10:00 A.M (New York City time) on April 22, 2021. Please note that you need to be an owner of ADSs as of the ADS Record Date and as of the French Record Date for your voting instructions to count.

DTC Holders:
If you are holding ADSs through a broker, custodian or other agent, you must timely instruct the applicable broker, custodian or agent to provide voting instructions to the Depositary and to confirm your continued ownership of the ADSs as of the French Record Date. Please note that you need to be an owner of ADSs as of the ADS Record Date and as of the French Record Date for your voting instructions to count.

Please further note that a holder as of the ADS Record Date who desires to exercise its voting rights with respect to ADSs representing Shares in registered or bearer form is required to: (a) be a holder of the ADSs as of the French Record Date, (b) deliver voting instructions to the Depositary by the ADS Voting Deadline, (c) instruct the Depositary to request that the Custodian deliver a voting form to the Company prior to the deadline established by the Company, and (d) in the case of ADSs representing Shares in bearer form, instruct the Depositary to request that the Custodian deposit the requisite attendance certificate with the Company. The delivery of voting instructions by an ADS Holder to the Depositary shall be deemed instructions to request delivery of the voting form and the attendance certificate.

May voting instructions be withdrawn?
Yes, voting instructions may be withdrawn at any time prior to 10:00 A.M. (New York City time) on April 22, 2021. In order to be effective, a notice of withdrawal of voting instructions must be timely received by Citibank, N.A., by 10:00 A.M. (New York City time) on April 22, 2021.

What happens if I sell my ADSs before the French Record Date?
If you sell, transfer or cancel your ADSs before the French Record Date and the Depositary cannot confirm your continued ownership of ADSs as of the French Record Date, any voting instructions you or your custodian or broker may have delivered to the Depositary will be invalidated.

ALL ISSUES RELATED TO THE FORM AND VALIDITY OF ANY NOTICES, DIRECTIONS OR INSTRUCTIONS WILL BE DETERMINED BY CITIBANK, N.A, AS DEPOSITARY, IN ITS SOLE DISCRETION, WHOSE DETERMINATION SHALL BE FINAL AND BINDING.